EXHIBIT 12
KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Three	For the Six
	Months Ended	Months Ended
	June 30, 2007	June 30, 2007
Earnings before income taxes	$1,039	$2,097

Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(19)	(34)
Dividends from less than 50% owned affiliates	–	51
Fixed charges	195	377
Interest capitalized, net of amortization	(2)	(4)

Earnings available for fixed charges	$1,213	$2,487

Fixed charges:
Interest incurred:
Interest expense	$155	$298
Capitalized interest	2	5

	157	303

Portion of rent expense deemed to represent interest factor	38	74

Fixed charges	$195	$377

Ratio of earnings to fixed charges	6.2	6.6